UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-51512

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fredericks Michael Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

430 Park Ave 8th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	917-703-1704	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blake Davies, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fredericks Michael Securities Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

JOHNATHAN URUCHIMA
NOTARY PUBLIC STATE OF NEW YORK
No. 01UR6381271
Qualified in the County of New York
Commission Expires October 1, 2026

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2024

Fredericks Michael Securities, Inc.
Financial Statements
For The Year Ended December 31, 2024

CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Fredericks Michael Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fredericks Michael Securities, Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fredericks Michael Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Fredericks Michael Securities, Inc.'s auditor since 2022.

Hauppauge, New York
May 2, 2025

Nawrocki Smith LLP

Fredericks Michael Securities, Inc.
Statement of Financial Condition
December 31, 2024

ASSETS

Cash and Cash Equivalents	$	25,920
Due from Related Parties		122,487
Prepaid Expenses		1,095
Total Assets	$	149,502

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	17,937
Total Liabilities		17,937
Stockholders' Equity		
Common Stock - ($1 Par Value, 200 Shares Authorized 100 Shares Issued and 87 Shares Outstanding)		100
Additional Paid-In Capital		150,500
Retained Earnings		(15,456)
		135,144
Less: Treasury Stock		(3,579)
Total Stockholders' Equity		131,565
Total Liabilities and Stockholders' Equity	$	149,502

The accompanying notes are an integral part of these financial statements.

Fredericks Michael Securities, Inc.
Statement of Income
For The Year Ended December 31, 2024

Revenues	
Advisory Income	$ 113,750
Forgiveness of Debt	26,500
Total Revenue	140,250
Expenses	
Facilities Charge	45,600
Consulting Fees	35,000
Accounting Fees	31,750
Regulatory Expenses	6,011
Office and Other Expenses	319
Total Expenses	118,680
Net Income	$ 21,570

The accompanying notes are an integral part of these financial statements.

Fredericks Michael Securities, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2024

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2024	$ 100	$ 150,500	$ (3,579)	$ (37,026)	$ 109,995
Net Income	-	-	-	21,570	21,570
Contributions	-	-	-	-	-
Balance - December 31, 2024	$ 100	$ 150,500	$ (3,579)	$ (15,456)	$ 131,565

The accompanying notes are an integral part of these financial statements.

Fredericks Michael Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2024

Cash Flows From Operating Activities:		
Net Income	$	21,570
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Changes in Operating Assets and Liabilities:		
Due from Related Parties		(23,669)
Prepaid Expenses		(168)
Accounts Payable and Accrued Expenses		4,760
Net Cash Provided by Operating Activities		2,493
Cash, at Beginning of Year		23,427
Cash, at End of Year	$	25,920

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Account Policies

(A) Nature of Business

Fredericks Michael Securities, Inc. (The "Company") is a privately held New York Corporation established in May 1988, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On April 1, 1999, the Company's application with U.S. Securities and Exchange Commission (The "SEC") for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Fredericks Michael & Co. Inc (FM-Co) an affiliate that owns 49% of the Company provides mergers and acquisition advisory, capital raising, and restructuring. When the transactions involve their client's potential buy or sell of shares, FM-Co will engage the services of the Company (see Note 3). The Company, for the year ended December 31, 2024, had Advisory Income, and operations resulted in net income. FM-Co, in addition to utilizing the Company for certain transactions has the intent and ability to fund any future losses.

(B) Basis of Accounting

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(C) Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606") in a prior year. The ASC 606 revenue recognition guidance, which has been amended and clarified several times, requires that an entity recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to(a) identify the contract with a customer (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract. and (e) recognize revenue when the entity satisfies a performance obligation.

The Company's principal source of revenue is derived from contingent advisory fee assignments which was historically recognized when the transaction was successfully consummated. Pursuant to ASC 606, each distinct service on these assignments is considered a performance obligation. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist, and performance obligations are met. If more than one performance obligation exists, the fees earned are allocated to each distinct performance obligation and revenue is recognized when each performance obligation is met.

Expenses are recorded when incurred except in the case of contingent advisory fee assignments, when these reimbursable expenses are recorded when the fee is recognized as earned. Any costs to obtain the client contracts are immaterial. The Company is generally deemed to control the services; accordingly, it presents the revenues gross of the associated third-party costs. The Company evaluates its incremental contract costs related to revenue to determine if such costs are period costs or are capitalized costs.

NOTE 1 – Summary of Significant Account Policies (Continued)

(D) Income Taxes

The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

Deferred taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. At December 31, 2024, the Company had Federal Net Operating Loss ("NOL") in the amount of $96,554 and New York State in the amount of $ 87,902 and City NOL in the amount of $87,871. These unutilized NOLs were resulted from losses in the years ended December 31, 2020, December 31, 2022 and December 31, 2023.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior to 2021.

The Company follows the guidance of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely- than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2024, the Company has no material uncertain tax positions to be accounted for in the financial statement under this guidance. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred tax assets and liabilities are recognized based upon the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using enacted rates in the years in which those temporary differences are expected to reverse.

(E) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, the Company is required to maintain minimum Net Capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 (as amended).

(F) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period of the financial statements. Actual results could differ from those estimates. Estimates are based on past experience and other assumptions that management believes are reasonable under the circumstances, and management evaluates these estimates on an ongoing basis.

NOTE 1 – Summary of Significant Account Policies (Continued)

(G) Subsequent Events

The Company has performed an evaluation of subsequent events through May 2, 2025, which is the date the financial statements were available to be issued, noting no events which affected the financial statements as of December 31, 2024.

NOTE 2 – Concentrations of Credit Risk

All the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2024 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2024, there were no uninsured amounts.

NOTE 3 – Related Parties Transactions with A Shareholder

The Company had Due from Related Parties of $122,487 at December 31, 2024. This amount represents a balance of $8,737 due from FM-Co and $113,750 from Fredericks Michael & Co., Limited ("FM-UK").

The $8,737 due from FM-Co at December 31, 2024 is pursuant to an Income and Cost Sharing agreement whereby the Company participates in advisory services. The agreement expires December 31, 2024 and is subject to renewal.

The facilities charges in the accompanying statement of income, in the amount of $45,600, is regarding such cost sharing agreement with FM-Co. This fee compensates FM-Co for the Company's use of certain facilities and talent of FM-Co.

During 2024, the Company earned $113,750 of Advisory Income from FM-UK, which was resulted from a separate advisory income agreement.

NOTE 4 – Provision for (Recovery of) Income Taxes

There are no deferred tax assets or liabilities as of December 31, 2024.

NOTE 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2024, the minimum net capital requirement was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness. At December 31, 2024, the Company had a net capital of $7,983 which was $2,983 above the required net capital of $5,000. The Company's net capital ratio was 2.25 to 1.00.

NOTE 6 – Segment Reporting

The Company's chief operating decision maker is its president. The Company has one reportable segment: advisory fees. The accounting policies of the advisory fees segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the advisory fees segment and decides how to allocate resources based on the Company's net income as is reported within the accompanying statement of income. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

Note 7 - Net Loss – Going Concern

The Company dependent on its shareholders for capital contributions for working capital and net capital. The shareholders represent they have the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

Fredericks Michael Securities, Inc.
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2024

Stockholders' Equity	$	131,565
Non-allowable Assets		
Due from Related Parties		122,487
Prepaid Expenses		1,095
Total Non-Allowable Assets		123,582
Net Capital		7,983
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtness of $17,937		5,000
Excess Net Capital	$	2,983
Total Aggregate Indebtedness	$	17,937
Ratio of Aggregate Indebtedness to Net Capital		2.25 to 1.00

Reconciliation with the Company's Computation included in Part IIA of Form X-17-A-5 as of December 31,2024:

There is no significant difference between the above computation of net capital and the corresponding computation reported in the Form X-17A-5 Part IIA filed (As amended on May 2, 2025).

FREDERICKS MICHAEL SECURITIES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

The Company does not claim exemption form Rule 15c3-3 in reliance upon Footnote 74 of 2013 Release. The Company does not hold customer funds or securities.

FREDERICKS MICHAEL SECURITIES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

The Company does not claim exemption form Rule 15c3-3 in reliance upon Footnote 74 of 2013 Release. The Company does not hold customer funds or securities.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Fredericks Michael Securities, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Fredericks Michael Securities, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
May 2, 2025

Nawrocki Smith LLP

FREDERICKS MICHAEL SECURITIES INC.
430 PARK AVE, 8TH FLOOR
NEW YORK, NY 10022

Exemption Report

Fredericks Michael Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

Fredericks Michael Securities Inc

I, Blake Davies, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

____

Blake Davies, Director

May 2, 2025